
RECEIVED
JUN 2 7 2003
186

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation | **0001211926**
Exact Name of Registrant as Specified in Charter | **Registrant CIK Number**

Form 8-K, June 26, 2003, Series 2003-8 | **333-101550**

__
Name of Person Filing the Document
(If Other than the Registrant)


03025667

PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION
(Registrant)



By: ______________________
Name: Maria Fregosi
Title: Vice President

Dated: June ___, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CREDIT SUISSE | FIRST BOSTON

AMAC 03-8

Pay rules

1. Pay nas priority amount prorata to A4 and A29
2. Pay according to the pac schedule:
 i. Pay 27.1376480976% sequentially to A1, A18 and A19.
 ii. Pay 72.8623519024% first to A22, then prorata to A3 and A23 and then to A24
3. Pay S
4. Pay disregarding the pac schedule:
 i. Pay 27.1376480976% sequentially to A1, A18 and A19.
 ii. Pay 72.8623519024% first to A22, then prorata to A3 and A23 and then to A24
5. Pay A4 and A29 prorata to zero.

Notes

- **Collateral** – 30 yr Jumbo A.
- **Targeted Passthru Rate** – 5.50
- **Pricing Speed**– 300 PSA.
- **NAS Bonds** – 1A4, 1A29 Standard NAS bond. Will step into SR role when other SRs are retired. 60 month hard lockout on the NAS.
- **IO Bonds** –
 1A2. Balance = (150/550)*1A1 + (100/550)*1A3 + (150/550)*1A22
 PO Bonds – None.
- **PAC Bonds** – A1, A18, A19, A22, A3, A23 and A24. 125-350 bands.

YIELD AND DECREMENT TABLES

- All tables will be run with a closing date of 6/??/03. Tables will be run at the following speeds.

 0 100 300 400 500. (SPA)

CMO Desk

Deal Summary Report

AMAC03-8PL 30 year 5.5's

Date:06/12/2003 16:26:23
Closing Date: 6/30/2003
First Pay: 7/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 **Pac Bands I: 125- 350 II: 0- 0 III: 0- 0**
WHOLE 30 year Pricing Speed: 300 PSA **Pacl %: 54.38**
WAC:5.85 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
A1	62,553,000.00	4.00000	7/03- 9/11	3.95		0.00						12.57
A18	10,000,000.00	5.50000	9/11- 9/20	10.99		0.00						2.01
A19	904,000.00	5.50000	9/20- 4/33	20.32		0.00						0.18
A22	136,772,000.00	4.00000	7/03- 7/09	3.25		0.00						27.48
A2	57,174,272.73	5.50000	7/03- 3/15	3.69		0.00			"Combined: A2B A2C A2A			11.49
A3	15,471,000.00	4.50000	7/09- 3/15	7.99		0.00						3.11
A23	34,000,000.00	5.50000	7/09- 3/15	7.99		0.00						6.83
A24	10,983,000.00	5.50000	3/15- 4/33	15.30		0.00						2.21
S	163,882,000.00	5.50000	7/03- 4/33	4.33		0.00						32.92
A29	4,828,500.00	5.50000	7/08- 4/33	10.87		0.00						0.97
A30	1,975,295.45	5.50000	7/08- 4/33	10.87		0.00						0.40
A4	43,456,500.00	5.25000	7/08- 4/33	10.87		0.00						8.73
Sub	14,937,000.00	5.50000	7/03- 4/33	10.28		0.00			"Sub. Bond, 3.00 percen			3.00
Tot: 13	497,787,000	4.84646		5.39								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	497.787	5.500	PSA 300	358	2	2205.473	5.850

1 497.787 5.5000 358.0 2.0 2205.473

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the under-lying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Deal Summary Report — AMAC03-8PL 30 year 5.5's

Date:06/12/2003 16:26:23 CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148 Pac Bands I: 125- 350 II: 0- 0 III: 0- 0

Closing Date: 6/30/2003 WHOLE 30 year Pricing Speed: 300 PSA Pacl %: 54.38

First Pay: 7/25/2003 WAC:5.85 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
Tot: 13	497,787,000	4.84646		5.39									

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	497.787	5.500	PSA 300	358	2	2205.473	5.850

# 1	497.787	5.5000	358.0	2.0	2205.473

Yield Curve

Yr	2.01	4.88	9.89	27.89
Yld	1.537	2.808	3.954	4.928

Indices

1ML
1.320

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-8AR7 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 12:29:11

Bond: A1 Balance: 62,553,000 Coupon: 4.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
101-09.50	3.868	3.647	3.594	3.566	3.502
101-11.50	3.861	3.632	3.577	3.548	3.481
101-13.50	3.855	3.616	3.559	3.529	3.460
101-15.50	3.848	3.601	3.542	3.511	3.439
101-17.50	3.842	3.586	3.525	3.492	3.418
101-19.50	3.835	3.571	3.507	3.474	3.397
101-21.50	3.829	3.556	3.490	3.456	3.376
101-23.50	3.822	3.540	3.473	3.437	3.355
*101-25.50	3.816	3.525	3.456	3.419	3.335
101-27.50	3.809	3.510	3.438	3.400	3.314
101-29.50	3.803	3.495	3.421	3.382	3.293
101-31.50	3.796	3.480	3.404	3.364	3.272
102-01.50	3.790	3.465	3.387	3.346	3.251
102-03.50	3.783	3.450	3.370	3.327	3.230
102-05.50	3.777	3.435	3.352	3.309	3.210
102-07.50	3.770	3.419	3.335	3.291	3.189
102-09.50	3.764	3.404	3.318	3.273	3.168
AVG LIFE	12.70	4.56	3.95	3.68	3.19
DURATION	9.42	4.04	3.55	3.34	2.93
FIRST PAY	7/03	7/03	7/03	7/03	7/03
LAST PAY	11/24	10/12	9/11	6/10	11/08

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk **Yields Given Prices Report AMAC03-8AR7 30 year 5.5's**

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 12:33:52

Bond: A3 Balance: 15,471,000 Coupon: 4.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
100-18	4.478	4.423	4.411	4.392	4.355
100-20	4.473	4.415	4.402	4.381	4.342
100-22	4.468	4.406	4.392	4.370	4.328
100-24	4.464	4.398	4.383	4.359	4.315
100-26	4.459	4.389	4.374	4.348	4.302
100-28	4.454	4.380	4.364	4.337	4.288
100-30	4.450	4.372	4.355	4.327	4.275
101- 0	4.445	4.363	4.345	4.316	4.261
*101- 2	4.441	4.355	4.336	4.305	4.248
101- 4	4.436	4.346	4.326	4.294	4.235
101- 6	4.431	4.338	4.317	4.283	4.221
101- 8	4.427	4.329	4.308	4.273	4.208
101-10	4.422	4.321	4.298	4.262	4.194
101-12	4.417	4.312	4.289	4.251	4.181
101-14	4.413	4.304	4.280	4.240	4.168
101-16	4.408	4.295	4.270	4.229	4.154
101-18	4.404	4.287	4.261	4.219	4.141
AVG LIFE	20.86	8.95	7.99	6.75	5.27
DURATION	13.31	7.22	6.56	5.70	4.60
FIRST PAY	5/22	8/10	7/09	11/08	11/07
LAST PAY	2/26	3/15	3/15	10/12	1/10

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-8AR7 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 13:03:37

Bond: A4 Balance: 43,456,500 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
101-24	5.132	5.097	5.044	5.025	5.007
101-26	5.127	5.090	5.036	5.017	4.998
101-28	5.122	5.084	5.029	5.008	4.989
101-30	5.117	5.078	5.021	5.000	4.980
102- 0	5.112	5.072	5.013	4.992	4.971
102- 2	5.106	5.066	5.005	4.983	4.963
102- 4	5.101	5.060	4.998	4.975	4.954
102- 6	5.096	5.053	4.990	4.967	4.945
*102- 8	5.091	5.047	4.982	4.959	4.936
102-10	5.086	5.041	4.975	4.950	4.927
102-12	5.081	5.035	4.967	4.942	4.919
102-14	5.076	5.029	4.959	4.934	4.910
102-16	5.071	5.023	4.952	4.926	4.901
102-18	5.066	5.017	4.944	4.918	4.892
102-20	5.061	5.011	4.936	4.909	4.884
102-22	5.055	5.004	4.929	4.901	4.875
102-24	5.050	4.998	4.921	4.893	4.866
AVG LIFE	20.34	15.29	10.87	9.82	8.99
DURATION	11.91	9.91	7.92	7.38	6.93
FIRST PAY	7/08	7/08	7/08	7/08	7/08
LAST PAY	4/33	4/33	4/33	4/33	4/33

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-8AR7 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 12:30:37

Bond: A18 Balance: 10,000,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
102-24	5.320	5.190	5.180	5.117	4.971
102-26	5.316	5.183	5.173	5.108	4.960
102-28	5.311	5.176	5.165	5.099	4.948
102-30	5.306	5.168	5.158	5.090	4.936
103- 0	5.301	5.161	5.150	5.081	4.925
103- 2	5.297	5.154	5.143	5.073	4.913
103- 4	5.292	5.146	5.135	5.064	4.901
103- 6	5.287	5.139	5.128	5.055	4.890
*103- 8	5.282	5.132	5.120	5.046	4.878
103-10	5.278	5.124	5.113	5.038	4.867
103-12	5.273	5.117	5.105	5.029	4.855
103-14	5.268	5.110	5.098	5.020	4.843
103-16	5.264	5.103	5.090	5.012	4.832
103-18	5.259	5.095	5.083	5.003	4.820
103-20	5.254	5.088	5.075	4.994	4.809
103-22	5.249	5.081	5.068	4.985	4.797
103-24	5.245	5.074	5.060	4.977	4.786
AVG LIFE	22.33	11.36	10.99	8.94	6.27
DURATION	12.73	8.26	8.05	6.90	5.20
FIRST PAY	11/24	10/12	9/11	6/10	11/08
LAST PAY	9/26	9/20	9/20	9/17	1/11

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk **Yields Given Prices Report AMAC03-8AR7 30 year 5.5's**

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 12:32:06

Bond: A22 Balance: 136,772,000 Coupon: 4.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
101-12	3.839	3.548	3.484	3.465	3.405
101-14	3.832	3.530	3.463	3.443	3.382
101-16	3.825	3.512	3.442	3.422	3.358
101-18	3.818	3.493	3.422	3.401	3.334
101-20	3.810	3.475	3.401	3.379	3.311
101-22	3.803	3.457	3.380	3.358	3.287
101-24	3.796	3.439	3.360	3.337	3.264
101-26	3.788	3.421	3.339	3.315	3.240
*101-28	3.781	3.403	3.319	3.294	3.217
101-30	3.774	3.384	3.298	3.273	3.193
102- 0	3.767	3.366	3.278	3.252	3.170
102- 2	3.759	3.348	3.257	3.230	3.146
102- 4	3.752	3.330	3.237	3.209	3.123
102- 6	3.745	3.312	3.216	3.188	3.099
102- 8	3.738	3.294	3.196	3.167	3.076
102-10	3.731	3.276	3.175	3.146	3.053
102-12	3.723	3.258	3.155	3.125	3.029
AVG LIFE	10.99	3.73	3.25	3.13	2.80
DURATION	8.44	3.37	2.98	2.88	2.60
FIRST PAY	7/03	7/03	7/03	7/03	7/03
LAST PAY	5/22	8/10	7/09	11/08	11/07

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by *CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC)* and not the *Issuer* of the *Securities* or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-8AR7 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 12:59:18

Bond: A23 Balance: 34,000,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
103-01.50	5.288	5.077	5.030	4.954	4.813
103-03.50	5.283	5.069	5.021	4.943	4.799
103-05.50	5.278	5.060	5.011	4.932	4.786
103-07.50	5.273	5.051	5.002	4.921	4.772
103-09.50	5.268	5.042	4.992	4.910	4.759
103-11.50	5.263	5.034	4.983	4.899	4.745
103-13.50	5.258	5.025	4.973	4.888	4.732
103-15.50	5.254	5.016	4.964	4.877	4.719
*103-17.50	5.249	5.008	4.954	4.867	4.705
103-19.50	5.244	4.999	4.945	4.856	4.692
103-21.50	5.239	4.990	4.935	4.845	4.678
103-23.50	5.234	4.982	4.926	4.834	4.665
103-25.50	5.229	4.973	4.916	4.823	4.652
103-27.50	5.224	4.964	4.907	4.812	4.638
103-29.50	5.219	4.956	4.897	4.801	4.625
103-31.50	5.214	4.947	4.888	4.791	4.612
104-01.50	5.210	4.939	4.878	4.780	4.598
AVG LIFE	20.86	8.95	7.99	6.75	5.27
DURATION	12.28	6.94	6.33	5.53	4.49
FIRST PAY	5/22	8/10	7/09	11/08	11/07
LAST PAY	2/26	3/15	3/15	10/12	1/10

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-8AR7 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 13:02:15

Bond: A24 Balance: 10,983,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
100-25	5.474	5.449	5.449	5.433	5.366
100-27	5.469	5.443	5.443	5.426	5.355
100-29	5.465	5.437	5.437	5.419	5.345
100-31	5.460	5.431	5.431	5.412	5.334
101- 1	5.455	5.425	5.425	5.405	5.323
101- 3	5.450	5.419	5.419	5.398	5.313
101- 5	5.445	5.412	5.412	5.391	5.302
101- 7	5.441	5.406	5.406	5.384	5.291
*101- 9	5.436	5.400	5.400	5.377	5.281
101-11	5.431	5.394	5.394	5.370	5.270
101-13	5.426	5.388	5.388	5.363	5.260
101-15	5.422	5.382	5.382	5.356	5.249
101-17	5.417	5.376	5.376	5.349	5.238
101-19	5.412	5.370	5.370	5.342	5.228
101-21	5.407	5.363	5.363	5.335	5.217
101-23	5.402	5.357	5.357	5.328	5.207
101-25	5.398	5.351	5.351	5.321	5.196
AVG LIFE	23.11	15.30	15.30	12.55	7.17
DURATION	12.85	10.03	10.03	8.77	5.79
FIRST PAY	2/26	3/15	3/15	10/12	1/10
LAST PAY	4/33	4/33	4/33	4/33	9/11

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk **Yields Given Prices Report** **AMAC03-8AR7 30 year 5.5's**

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 13:05:59

Bond: S Balance: 163,882,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
98-20	5.638	5.655	5.860	6.075	6.193
98-22	5.633	5.649	5.842	6.043	6.154
98-24	5.628	5.643	5.823	6.011	6.114
98-26	5.624	5.638	5.804	5.979	6.075
98-28	5.619	5.632	5.786	5.947	6.036
98-30	5.615	5.626	5.767	5.916	5.997
99- 0	5.610	5.621	5.749	5.884	5.958
99- 2	5.605	5.615	5.731	5.852	5.919
*99- 4	5.601	5.609	5.712	5.820	5.880
99- 6	5.596	5.604	5.694	5.789	5.841
99- 8	5.592	5.598	5.675	5.757	5.802
99-10	5.587	5.592	5.657	5.725	5.763
99-12	5.582	5.587	5.639	5.694	5.724
99-14	5.578	5.581	5.621	5.662	5.685
99-16	5.573	5.575	5.602	5.631	5.646
99-18	5.569	5.570	5.584	5.599	5.607
99-20	5.564	5.564	5.566	5.568	5.568
AVG LIFE	26.83	18.73	4.33	2.19	1.75
DURATION	13.63	11.11	3.41	1.98	1.61
FIRST PAY	11/26	11/13	7/03	7/03	7/03
LAST PAY	4/33	4/33	4/33	8/07	6/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-8AR7 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 06/13/2003 13:06:17

Bond: A4 Balance: 43,456,500 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.85 WAM: 358.00

Months 480	PSA 0	PSA 100	PSA 300	PSA 400	PSA 500
98-20	5.395	5.413	5.439	5.449	5.458
98-22	5.390	5.407	5.431	5.440	5.449
98-24	5.385	5.400	5.423	5.431	5.439
98-26	5.379	5.394	5.415	5.423	5.430
98-28	5.374	5.387	5.407	5.414	5.421
98-30	5.369	5.381	5.399	5.406	5.412
99- 0	5.363	5.374	5.391	5.397	5.403
99- 2	5.358	5.368	5.383	5.388	5.393
*99- 4	5.353	5.362	5.375	5.380	5.384
99- 6	5.347	5.355	5.367	5.371	5.375
99- 8	5.342	5.349	5.359	5.363	5.366
99-10	5.336	5.342	5.351	5.354	5.357
99-12	5.331	5.336	5.343	5.345	5.348
99-14	5.326	5.329	5.335	5.337	5.339
99-16	5.321	5.323	5.327	5.328	5.330
99-18	5.315	5.317	5.319	5.320	5.320
99-20	5.310	5.310	5.311	5.311	5.311
AVG LIFE	20.34	15.29	10.87	9.82	8.99
DURATION	11.73	9.77	7.83	7.30	6.86
FIRST PAY	7/08	7/08	7/08	7/08	7/08
LAST PAY	4/33	4/33	4/33	4/33	4/33

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. *CSFBC is not acting as agent* for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you *based solely* upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.